UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

+350 200 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2009

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich

Altimo Holdings & Investments Ltd.

Str. Novy Arbat, build. 21

GSP-2

119992 Moscow, Russia

+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 18,964,799 shares of Common Stock*
8. Shared Voting Power 0
9. Sole Dispositive Power 18,964,799 shares of Common Stock*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO, HC

*	Eco Telecom is the direct beneficial owner of 18,964,799 shares (37.0%) of VimpelCom’s common stock and the direct beneficial owner of 6,426,600 (100%) shares of VimpelCom’s type-A voting preferred stock, which, together with the total number of shares of VimpelCom’s common stock owned by Eco Telecom, represents approximately 44.0001% of VimpelCom’s outstanding voting capital stock.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Altimo Holdings & Investments Ltd. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 18,964,799 shares of Common Stock*
8. Shared Voting Power 0
9. Sole Dispositive Power 18,964,799 shares of Common Stock*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO, HC

*	The Reporting Person may be deemed to beneficially own 18,964,799 shares (37.0%) of VimpelCom’s common stock and 6,426,600 (100%) shares of VimpelCom’s type-A voting preferred stock due to Eco Telecom’s ownership of such common stock and preferred stock.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 18,964,799 shares of Common Stock*
8. Shared Voting Power 0
9. Sole Dispositive Power 18,964,799 shares of Common Stock*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO, HC

*	The Reporting Person may be deemed to beneficially own 18,964,799 shares (37.0%) of VimpelCom’s common stock and 6,426,600 (100%) shares of VimpelCom’s type-A voting preferred stock due to Eco Telecom’s ownership of such common stock and preferred stock.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 18,964,799 shares of Common Stock*
8. Shared Voting Power 0
9. Sole Dispositive Power 18,964,799 shares of Common Stock*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person may be deemed to beneficially own 18,964,799 shares (37.0%) of VimpelCom’s common stock and 6,426,600 (100%) shares of VimpelCom’s type-A voting preferred stock due to Eco Telecom’s ownership of such common stock and preferred stock.

Item 1.	Security and Issuer.

This Amendment No. 38 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), 10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083. The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 37, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.

This Amendment is being filed on behalf of each of the following Reporting Persons:

(i)	Eco Telecom;

(ii)	Altimo Holdings & Investments Ltd. (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 9/3A International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, Trident Chambers, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schraegen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

THE AGREEMENTS AMONG THE REPORTING PERSONS

On October 5, 2009, the Reporting Persons and certain of their affiliates (collectively, the “Alfa Parties”) and Telenor ASA, Telenor East Invest AS, Telenor Mobile Communications AS and certain of their affiliates (collectively, the “Telenor Parties”) jointly issued a press release announcing that they have entered into a series of agreements with respect to their ownership interests in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”). A copy of the press release is attached to this Amendment as Exhibit 99.10 and is incorporated herein by reference as if fully set forth herein.

The agreements between the Alfa Parties and the Telenor Parties provide for, among other things, the acquisition of VimpelCom and Kyivstar by VimpelCom Ltd. (“Newco”) and VimpelCom Holdings B.V. (“HoldCo”). Newco is a newly formed Bermuda company owned 50% by the Alfa Parties and 50% by the Telenor Parties. HoldCo is a newly formed Dutch company owned 50% by the Alfa Parties and 50% by the Telenor Parties.

The agreements also provide for the settlement of certain litigation matters, and for shareholder rights and obligations with respect to Newco and HoldCo. The agreements include the following Transaction Agreements:

•	Share Exchange Agreement, dated as of October 4, 2009, among certain Alfa Parties and certain Telenor Parties;

•	Shareholders Agreement, dated as of October 4, 2009, between and among Newco, certain Alfa Parties and certain Telenor Parties;

•	Registration Rights Agreement, dated as of October 4, 2009, between and among Newco, certain Alfa Parties and certain Telenor Parties;

•	Certain Guarantees, dated as of October 4, 2009, by CTF Holdings, on behalf of the Alfa Parties, and by Telenor ASA, on behalf of the Telenor Parties;

•	Settlement Agreement, dated as of October 4, 2009, among certain Alfa Parties and certain Telenor Parties; and

•	Settlement Escrow Agreement, dated as of October 4, 2009, among certain Alfa Parties, certain Telenor Parties and Orrick, Herrington & Sutcliffe LLP.

The descriptions of the Transaction Agreements contained in this Item 4 are qualified in their entirety by reference to the conformed text of these agreements filed as Exhibits hereto.

SHARE EXCHANGE AGREEMENT

The Proposed Acquisition of VimpelCom and Kyivstar

Pursuant to the Share Exchange Agreement, the Alfa Parties and the Telenor Parties (together, the “Parties”) will cause Newco to make an offer to all VimpelCom shareholders to acquire 100% of the Common Stock, 100% of VimpelCom’s preferred stock, nominal value 0.005 rubles per share, and 100% of VimpelCom’s American Depositary Shares (“ADSs”). If the conditions of the offer, described below, are satisfied, then VimpelCom shareholders will be entitled to receive Newco American depositary receipts (“ADRs”), or, for reasons related to Russian securities laws considerations, a nominal cash amount, in exchange for their VimpelCom shares and ADSs (the “Exchange Offer”).

Specifically, the Exchange Offer includes:

(i) a voluntary tender offer in Russia in which:

•	each holder of Common Stock will be offered 0.01 Russian rubles, or twenty common ADRs, in exchange for each share of Common Stock; and

•	each holder of VimpelCom preferred stock will be offered 0.01 Russian rubles, or twenty preferred ADRs, in exchange for each VimpelCom preferred share;

provided, that Newco will not accept tenders pursuant to the voluntary tender offer in Russia from any VimpelCom security holder who is not a Russian qualified investor, as such term is defined under Russian law; and

(ii) a registered exchange offer in the United States in which:

•	each holder of ADSs will be offered 0.0005 Russian rubles, or one common ADR, in exchange for each ADS;

•	each holder of Common Stock will be offered 0.01 Russian rubles, or twenty ADRs, in exchange for each share of Common Stock; and

•	each holder of VimpelCom preferred stock will be offered 0.01 Russian rubles, or twenty preferred ADRs, in exchange for each VimpelCom preferred share.

If the Exchange Offer is completed, then immediately following its completion, the Parties will, directly or indirectly, transfer their ownership of Kyivstar to HoldCo in exchange for shares in HoldCo, and the Parties will then transfer these shares in HoldCo to Newco in exchange for additional shares in Newco (the “Kyivstar Share Exchange”). If Newco and HoldCo do not form a fiscal unity for tax purposes under Dutch law, a new company will be formed under Dutch law, referred to as HoldCo2, and Newco will transfer to HoldCo2 the shares of HoldCo in exchange for shares in HoldCo2.

Promptly following completion of the Exchange Offer and Kyivstar Share Exchange, the Parties will cause (a) VimpelCom to delist the ADSs from the New York Stock Exchange and the Common Stock from the Russian Trading System, and (b) Newco to, if necessary, commence the procedures for the compulsory purchase of any remaining outstanding VimpelCom securities for cash consideration, pursuant to Russian law. Following completion of these compulsory purchases, the Parties will cause all but one share of VimpelCom’s common stock acquired by Newco to be transferred to HoldCo.

The result of the foregoing actions will be that Newco will own, directly or indirectly, 100% of HoldCo, and HoldCo will own, directly or indirectly, 100%, minus one share, of VimpelCom and nearly 100% of Kyivstar. Following the successful completion of the Exchange Offer and the completion of the compulsory purchases, the existing shareholders of VimpelCom and Kyivstar who tender into the Exchange Offer and elect to receive Newco securities, including the Parties, will own 100% of Newco, resulting in such existing shareholders of VimpelCom indirectly owning 100% of VimpelCom and Kyivstar through their ownership of Newco.

Implementation of the Acquisition

        The Parties have agreed to cooperate and take certain actions to cause the foregoing to be accomplished, including taking the actions necessary for the operation of Newco and HoldCo. Such actions include (i) adopting interim governing documents and appointing interim officers for the period until the consummation of the Exchange Offer and (ii) adopting final governing documents and appointing directors and officers for the period after the consummation of the Exchange Offer, in each case, reflecting the provisions of the Shareholders Agreement. A copy of the bye-laws to be adopted by Newco on consummation of the Exchange Offer are attached to this Amendment as Exhibit 99.9. The Parties will also select a location in the Netherlands to be Newco’s headquarters.

The Parties will submit to the SEC a request for a no action letter regarding the Exchange Offer as contemplated by the Share Exchange Agreement.

The Parties will cause Newco to file a registration statement to register its common shares, preferred shares and ADRs with the SEC and to apply to list its common ADRs on the New York Stock Exchange.

The Parties will use their reasonable best efforts to cause to be delivered to the Parties a comfort letter from VimpelCom and Kyivstar’s independent auditors in connection with the registration statement.

The Parties will submit applications to the Federal Antimonopoly Service of the Russian Federation (the “FAS”) and the Governmental Commission on Control of Foreign Investments in the Russian Federation (the “Strategic Sector Commission”), for approval to allow Newco and/or HoldCo to acquire 100% of VimpelCom. In addition, the Parties will submit an application to the Antimonopoly Committee of Ukraine for approval to allow Newco and/or HoldCo to acquire 100% of Kyivstar and VimpelCom. The Parties will also complete any filing that may be required pursuant to the competition laws of certain European countries. The Parties will submit, or cause VimpelCom to submit, applications to obtain required governmental approvals or consents for the transactions.

The Parties will submit an application to obtain a favorable Dutch tax ruling confirming the Dutch tax residency of Newco and a Dutch tax residency certificate in respect of HoldCo.

The Parties will, to the extent required in relation to the Exchange Offer, cause certain consents, waivers or actions of third parties in respect of VimpelCom to be obtained.

During the period between the execution of the Share Exchange Agreement and the completion of the Exchange Offer and the Kyivstar Share Exchange, the Parties will:

•	cause Kyivstar and VimpelCom’s respective businesses to be conducted in the ordinary course in accordance with present policies;

•

cooperate in defending against or bringing counterclaims in respect of new legal actions involving any of the Alfa Parties, the Telenor Parties, Kyivstar, VimpelCom, Newco Or HoldCo (as applicable) that may prevent the completion of the proposed transactions;

•	notify and furnish to each other any information relating to the occurrence of any material adverse effect; and

•	cooperate in connection with the preparation of any tax related matters in respect of Newco, HoldCo, Storm LLC, Kyivstar, VimpelCom and any of their respective subsidiaries.

The Parties have agreed to cause Newco to pay all transaction-related costs, fees and expenses incurred in respect of the proposed transactions. The Parties will also cause Newco to use its best efforts to obtain adequate financing to pay all costs, fees and expenses for completion of the squeezeout, including paying any cash consideration to VimpelCom’s shareholders. If Newco is unable to procure or raise adequate financing to pay such costs, fees or expenses, the Telenor Parties and the Alfa Parties have agreed to lend the necessary funds to Newco on commercially reasonable terms. The Parties will pay their own costs incurred incident to the preparation of the Transaction Agreements and the performance of their obligations thereunder.

Conditions to Commencement of the Exchange Offer

Prior to the commencement of the Exchange Offer, certain conditions must first be met. Before launching the Exchange Offer:

(i)	the Parties shall have selected, and entered into an employment agreement with, Newco’s CEO;

(ii)	no court or other governmental order shall be in effect, and no change in law shall have occurred, that prohibits or prevents any of the transactions contemplated by the Transaction Agreements;

(iii)	to the extent required, certain consents, waivers or actions of third parties relating to VimpelCom or Kyivstar must have been obtained;

(iv)	Newco’s registration statement must have been filed with the SEC and made available to the public;

(v)	the FSFM review period must have expired and no written request from the FSFM to amend the Russian offering document must be outstanding;

(vi)	the SEC shall have issued a no action letter granting certain relief from certain U.S. tender offer rules; and

(vii)	the Parties shall have selected the three designees to become independent unaffiliated directors of Newco.

Conditions to Completion of the Exchange Offer

Certain conditions must be satisfied before the Exchange Offer and Kyivstar Share Exchange may be completed, including:

(i)	tender of more than 95% of the issued and outstanding voting capital stock of VimpelCom into the Exchange Offer (the Parties having agreed to tender their VimpelCom shares and ADSs into the Exchange Offer);

(ii)	receipt of approvals from the FAS and the Strategic Sector Commission;

(iii)	receipt of approval from the Antimonopoly Committee of Ukraine;

(iv)	receipt of required governmental approvals or consents;

(v)	clearance pursuant to the national competition regulations of certain European countries, to the extent necessary;

(vi)	receipt of the Dutch tax rulings specified above regarding Newco and HoldCo;

(vii)	effectiveness of Newco’s registration statement with the SEC;

(viii)	approval of the listing of Newco common ADRs on the New York Stock Exchange;

(ix)	receipt of certain bring-down legal opinions;

(x)	no material adverse effect of a certain defined type shall have occurred and be continuing;

(xi)	no new legal proceeding shall have commenced against one of the Parties in Russia, Ukraine or any CIS country that prevents the consummation of the transactions or has potential adverse effects on the Parties as specified by certain other criteria;

(xii)	withdrawal of certain legal proceedings against one or more Telenor Parties or their affiliates; and

(xiii)	satisfaction of additional conditions customary in transactions of this type.

Indemnification

The Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, each have agreed, subject to certain limitations, to indemnify Telenor Parties and the Alfa Parties, respectively, from all losses actually incurred which result from (a) any breach of any representation and warranty made by the indemnifying party (excluding representations and warranties made regarding Storm LLC), or (b) the noncompliance with any obligation under the Share Exchange Agreement (excluding obligations in respect of Storm LLC).

In the Kyivstar Share Exchange, instead of contributing their shares in Kyivstar directly to HoldCo, the Alfa Parties will contribute to HoldCo their ownership interests in Storm LLC, which owns the 43.5% of Kyivstar owned by the Alfa Parties (except that 0.01% of the interest in Storm will be contributed to Newco). Altimo has agreed to indemnify Newco, HoldCo, Storm LLC and Kyivstar (the “Storm Indemnified Parties”) from all losses actually incurred (a) which arise out of HoldCo’s acquisition of the ownership interests in Storm LLC and the Alfa Parties’ ownership interests in Kyivstar through Storm and (b) which would not have arisen out of HoldCo’s direct acquisition of the Alfa Parties’ ownership interests in Kyivstar. Through a power of attorney granted by Newco, Telenor Mobile will be entitled to enforce the rights of each Storm Indemnified Party without the need for any further corporate action.

Termination

The Parties may elect to terminate the Share Exchange Agreement at any time by mutual written agreement.

Additionally, the Alfa Parties or the Telenor Parties may terminate the agreement if:

(i)	the closing of the Exchange Offer and the Kyivstar Share Exchange have not occurred by June 30, 2010 (except that the termination right will not be available to a Party whose failure to perform any material covenant or obligation under the Share Exchange Agreement has been the cause of, or resulted in the failure of, the closing to occur on or before such date);

(ii)	there is a forced sale or auction of any of the VimpelCom shares or ADSs held by a Telenor Party in satisfaction of an order arising out of or relating to certain proceedings;

(iii)	there occurs a certain defined type of material adverse effect on the business, financial condition or results of operations of VimpelCom or Kyivstar, which effect cannot be or has not been cured within 90 days (or, if sooner, prior to June 30, 2010); or

(iv)	the other Party has materially breached or materially failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Share Exchange Agreement and such breach is not cured within 90 days (or, if sooner, prior to June 30, 2010).

The termination rights with respect to clauses (ii)-(iv) above are not available to a Party that has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in the Share Exchange Agreement. If a Party terminates the Share Exchange Agreement pursuant to a material breach of representation or covenant as described in clause (iv) above, then the non-breaching Party is entitled to a break fee of $50,000,000 from the breaching Party.

THE SETTLEMENT AGREEMENT AND SETTLEMENT ESCROW AGREEMENT

Pursuant to the Settlement Agreement and the Settlement Escrow Agreement, the Parties are causing certain documents to be filed with the relevant courts and arbitration tribunals to stay certain litigation and arbitration proceedings in the United States and Switzerland among the Parties until the earlier of the closing of the transactions under the Share Exchange Agreement or the termination thereof. In addition, the Parties are causing dismissal documents to be filed with respect to certain litigation proceedings in the Ukraine. Upon completion of the Kyivstar Share Exchange, the Parties intend for certain documents to be filed with the relevant courts and arbitration tribunals to cause the specified litigation and arbitration proceedings in the United States and Switzerland among the Parties to be withdrawn.

THE SHAREHOLDERS AGREEMENT

The Shareholders Agreement includes provisions relating to shareholder rights and obligations, including:

(i)	restrictions on an increase in the Parties’ ownership of Newco above their ownership level as of the closing of the Kyivstar Share Exchange, until the fifth anniversary of the closing (subject to certain exceptions);

(ii)	in connection with a proposed transfer of Newco shares or ADRs by a Party to the Shareholders Agreement (a) rights of first offer entitling the other Party to offer to purchase, for cash, all such Newco shares or ADRs and (b) tag along rights entitling the other Party to participate pro rata in the sale of Newco shares or ADRs (in each case, subject to certain exceptions);

(iii)	pre-emptive rights for the parties to the Shareholders Agreement to permit them to maintain their percentage ownership interests in Newco; and

(iv)	a right for each of certain of the Alfa Parties, on the one hand, and certain of the Telenor Parties, on the other hand, to nominate three directors to the nine-member supervisory board of Newco and one director to the five-member board of directors of HoldCo.

The Shareholders Agreement specifies the approval requirements of various corporate actions and indicates which governing bodies of Newco must approve those corporate actions. The Shareholders Agreement includes provisions governing the following matters:

(i)	an initial process for selecting and appointing to the nine-member supervisory board of Newco, effective from the closing date for the transaction, three independent directors who are unaffiliated with the Parties (and certain other related persons), which directors shall be selected by the Parties from among nine candidates that are identified by a search consultant and meet certain experience and other criteria;

(ii)	a subsequent annual process for selecting and appointing to Newco’s supervisory board three independent unaffiliated directors, whereby:

•

the three independent, unaffiliated directors then serving will continue for another term if two of the directors nominated by the Alfa Parties and two of the directors nominated by the Telenor Parties so propose and all three of such directors so accept;

•

if no such proposal and acceptance are received, the nominating and governance committee of the Newco supervisory board will engage a search consultant to propose ten candidates who meet certain experience and other criteria;

•

the nominating and governance committee will remove from consideration three proposed candidates at the request of one of the directors nominated by the Alfa Parties and three proposed candidates at the request of one of the directors nominated by the Telenor Parties; and

•	the nominating and governance committee, composed of the three independent, unaffiliated directors then serving, will select three of the remaining independent candidates to be presented for election;

(iii)	procedures for selecting and appointing the CEO of Newco in accordance with certain experience and other criteria (other than the initial CEO of Newco to be selected by the Parties prior to commencement of the Exchange Offer), whereby:

•	a search consultant will present, to a three member compensation committee of the Newco supervisory board, up to five candidates who meet certain experience and other criteria;

•

if the compensation committee, composed of two directors nominated, respectively, by the two parties and one unaffiliated director, is unable to unanimously select one of the CEO candidates, then the Newco supervisory board will select between two candidates, one supported by one Party and the other by the other Party;

•

if no candidate receives at least six affirmative votes, after three votes of the Newco supervisory board and consultations between the Parties, the supervisory board will offer the then current CEO the opportunity to serve one more year and, if he accepts to do so, a search for a new CEO will be commenced immediately;

•

if there is no then current CEO, the then current CEO will not serve for a further one year period or the CEO has already served for a further one year period, the shareholders other than the Parties will vote to select one of the three then current unaffiliated directors to serve as a member of the compensation committee; and

•

Following such selection, the compensation committee will be convened and a candidate receiving at least two affirmative votes of the members of the compensation committee will be appointed as the CEO.

(iv)	corporate authority of the CEO, which includes (a) selecting the senior executives of Newco, (b) subject to the approval of the Newco supervisory board, selecting the general managers of VimpelCom and Kyivstar, and (c) authority to deal with matters not exceeding a certain size;

(v)	requirements that at least six of the nine members of the Newco supervisory board be present for a quorum at a board meeting and that the affirmative vote of at least five members is generally required to approve board resolutions, except that the affirmative vote of at least six members is required to, among other things, (a) remove and select the CEO, (b) issue equity of Newco exceeding ten percent of Newco’s issued share capital and (c) approve certain agreements between Newco or its subsidiaries and any of the parties to the Shareholders Agreement;

(vi)	provisions for the Newco supervisory board and/or the Newco shareholders to approve acquisitions of companies, assets or businesses exceeding a certain size;

(vii)	provisions for the Newco supervisory board and/or the Newco shareholders to approve certain other actions exceeding a certain size; and

(viii)	provisions for the Newco supervisory board to approve acquisitions of companies, assets or businesses in which a party to the Shareholders Agreement has a direct or indirect equity interest.

The Shareholders Agreement also provides that, after the completion of the squeezeout, the Parties shall cause (i) VimpelCom to establish and maintain a board of directors consisting of five members, with one nominated by the Alfa Parties and one nominated by the Telenor Parties, and three proposed by Newco’s CEO and approved by Newco’s supervisory board and (ii) Kyivstar’s and HoldCo’s boards to be appointed in the same manner as VimpelCom’s board.

THE REGISTRATION RIGHTS AGREEMENT

The Registration Rights Agreement provides each of the parties to the Shareholders Agreement with demand registration rights that will permit them, on up to six occasions each, to require Newco to register and otherwise facilitate a public sale of such person’s Newco shares or ADRs. Each of the parties also may require Newco to file and continually maintain a shelf registration statement to permit registered resales of shares or ADRs at any time (subject to certain blackout periods).

THE GUARANTEES

Pursuant to the Guarantees, CTF Holdings has guaranteed the obligations of the Alfa Parties under the Transaction Agreements (other than obligations in respect of Storm) in favor of the Telenor Parties and the obligations under the Share Exchange Agreement in respect of Storm in favor of Newco and the other Storm Indemnified Parties. Telenor ASA has guaranteed the obligations of the Telenor Parties under the Transaction Agreements in favor of the Alfa Parties. The guarantees are subject to specified liability limitations.

Item 5.	Interest in Securities of the Issuer.

Items 5 is hereby supplemented as follows:

(a) In the Transaction Agreements described in Item 4 hereto, each of the Reporting Persons agreed with the Telenor Parties to take certain actions in connection with the acquisition of Common Stock and ADSs by Newco. As a result, certain of the Telenor Parties and certain of the Alfa Parties may be deemed to have formed a group for purposes of Section 13(d)(3) of the Exchange Act. As a result, for purposes of Rule 13d-3 under the Exchange Act, the group so formed may be deemed to be the direct or indirect beneficial owner of an aggregate of 36,219,378 shares of Common Stock, which constitute approximately 73.9% of the outstanding Common Stock (based on (i) 17,254,579 shares of Common Stock reported to be owned by certain of the Telenor Parties in Amendment No. 50 to Schedule 13D filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA on June 2, 2009 and (ii) 51,281,022 shares of Common Stock outstanding as of April 30, 2009 as discussed in VimpelCom’s Form 20-F filed with the SEC on May 14, 2009). Each Reporting Person hereby disclaims membership in any “group” with any person other than the Reporting Persons for any purpose other than Newco’s acquisition of VimpelCom and Kyivstar. Any group so formed is for the limited purpose of effecting the transactions contemplated by the Transaction Agreements and for no other purpose. Each Reporting Person hereby disclaims beneficial ownership of the securities beneficially owned by any Telenor Party.

(c) See Item 5(a).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

The Index of Exhibits is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: October 5, 2009	ECO TELECOM LIMITED

	By:	/s/ MARINA KUSHNAREVA
	Name:	Marina Kushnareva
	Title:	Director

Date: October 5, 2009	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/ FRANZ WOLF
	Name:	Franz Wolf
	Title:	Director

Date: October 5, 2009	CTF HOLDINGS LIMITED

	By:	/s/ FRANZ WOLF
	Name:	Franz Wolf
	Title:	Director

Date: October 5, 2009	CROWN FINANCE FOUNDATION

	By:	/s/ FRANZ WOLF
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Anatoly Ballo, Director (Russia)	Businessman	Akademika Sakharova Prospekt, 9, GSP-6, 107996, Moscow, Russia

Directors and Officers of Altimo Holdings & Investments Limited

Name/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial GroupLimited	European Liaison Office Trident Centre, Fifth floor 115 Griva Digeni Avenue CY-3101 Limassol Cyprus

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	Bolshoy Savvinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, OOO ALTIMO	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schraegen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schraegen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Vladimir Ashurkov Director (Russia)	Director of Group Portfolio Management and Control	Bolshoy Savvinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Member of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X 5 Retail Group N.V.	Srednyaya Kalitnikovskaya str. 28, bldg. 4 109029 Moscow Russia

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov 107078 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	Bolshoy Savvinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, OOO ALTIMO	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Andrey Zemnitsky Director (Russia)	President of Investment Company A1 LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index of Exhibits

Exhibit 99.1	Share Exchange Agreement, dated as of October 4, 2009, between and among Altimo Holdings & Investments Ltd., Eco Telecom Limited, Alpren Limited, Hardlake Limited, Altimo Cooperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS and Telenor Ukraina VII AS.

Exhibit 99.2	Shareholders Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, , Altimo Holdings & Investments Ltd., Altimo Cooperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS.

Exhibit 99.3	Registration Rights Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, , Altimo Holdings & Investments Ltd., Altimo Cooperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS.

Exhibit 99.4	Guarantee, dated as of October 4, 2009, between CTF Holdings Limited, Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS and Telenor Consult AS.

Exhibit 99.5	Guarantee, dated as of October 4, 2009, between CTF Holdings Limited, VimpelCom Ltd., VimpelCom Holdings B.V., Storm LLC and Closed Joint Stock Company “Kyivstar G.S.M.”

Exhibit 99.6	Guarantee, dated as of October 4, 2009, between Telenor ASA, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Alpren Limited, Hardlake Limited, Crown Finance Foundation, Rightmarch Limited and Altimo Cooperatief U.A..

Exhibit 99.7	Settlement Agreement, dated as of October 4, 2009, between Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited, Storm LLC, Telenor East Invest AS, Telenor Mobile Communications AS and Telenor Consult AS.

Exhibit 99.8	Settlement Escrow Agreement, dated as of October 4, 2009, between and among Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited, Storm LLC, Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS and Orrick, Herrington & Sutcliffe LLP.

Exhibit 99.9	Form of amended and restated bye-laws of VimpelCom Ltd.

Exhibit 99.10	Press release issued on October 5, 2009.